SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2004

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F x   Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___   No x

EXHIBIT LIST

Exhibit	Description	Sequential Page Number
	• Press Release, Naspers Limited announces provisional results for the year ended 31 March 2004, dated 29 June 2004	

Press release:
South Africa, 29 June 2004 - Naspers Limited (JSE: NPN, NASDAQ: NPSN) today announced provisional results for the financial year ended 31 March 2004.

NASPERS REVENUES STABLE; PROFITS UP

Unusually favourable trading conditions over the past year and lower expenditure on new projects resulted in most business units reporting satisfactory results. The Naspers group is now reaping the rewards after some five years of intensive investment and business development. In particular, the offshore businesses have shown earnings growth.

Naspers chairman Ton Vosloo said: "Many of our businesses are mature and we do not expect this level of growth in profitability to be sustainable going forward."

Operating profit grew to R1 289 million and core headline earnings to R534 million, compared to a loss of R100 million in the previous period. The group generated R1 637million of cash from operating activities. On 31 March 2004, the group had net consolidated cash of R1.9 billion.

Naspers managing director Koos Bekker said: "A feature of the past year was the strength of the rand, which had a mixed impact on the group. On the positive side, our foreign currency input costs were reduced by a robust rand. On the negative side, a strong rand diminished the value of our offshore revenues and earnings when these are translated and reported in rand."

A highlight of the year was that Tencent, the real-time communications company that operates the QQ platform in China, continued to show good growth and was listed on the Hong Kong Stock Exchange in June.

In the pay television sector revenues were flat, a consequence of the strong rand and a mature South African subscriber base. Due to good cost control and organic growth, operating profit grew to R1 336 million.

M-Net and SuperSport experienced a challenging year. Both were delisted in April 2004 following a request by minority shareholders, especially the Phuthuma Futhi share scheme participants.

The internet segment in the aggregate reported a net operating profit, with revenues at R1 047 million, up from R913 million. The stagnation of the South African dial-up market and the lack of local broadband services due to regulatory limitations on fixed-line telephony are causing concern.

The technology businesses remain strategic assets for the group as they ensure the security of the pay televisions' subscriber base. At present the encryption technology market is extremely competitive and price sensitive requiring differentiation through value added services. The group has been investing in new generation technology. As a result the technology segment in the aggregate reported an operating loss of R23 million.

The newspaper and magazine businesses in South Africa operate in a mature market, but succeeded in growing revenues 14% to R2 820 million and operating profit 34% to R388 million. The four regional *Daily Sun* tabloids achieved aggregate circulation of close to 300 000. New magazine titles *Bicycling SA, Heat, Seventeen* and *Wegbreek* were launched.

The book publishing and private education business, Via Afrika, implemented its turnaround strategy and was restored to profitability. The segment reported operating profit of R61 million.

Most recently, the Welkom economic empowerment scheme was extended for a further three years. "We believe this will benefit the 17 000 individuals who participate in this empowerment drive", Vosloo said.

For further information:

Steve Pacak
Tel: +27 21 406 3585
Koos Bekker
Tel: +27 21 406 3676

The complete results are available on the Naspers website at http://www.naspers .com

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IMPORTANT INFORMATION

This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). We are not under any obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.

Investors will be able to obtain any documents filed with the SEC from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942-8090, Fax: (202) 628-9001. E-mail: publicinfo@sec.gov. Documents filed with or furnished to the SEC by Naspers (other than certain exhibits) are also available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape Town, 8001, South Africa, Telephone No: +27 21 406 2121.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              NASPERS LIMITED

Date: June 29, 2004 by
                              /s/   Stephan J. Z. Pacak
                              Name: Stephan J. Z. Pacak
                              Title: Director